EXHIBIT 99.1

Equinox Gold Releases Q4 and Fiscal 2019 Financial and Operating Results

Achieves Record Quarterly Gold Production of 80,000 Ounces and Operating Cash Flow of $39 Million

All dollar figures in US dollars, unless otherwise indicated

VANCOUVER, March 2, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") has released its audited consolidated financial statements ("Annual Financial Statements") and related management's discussion and analysis ("Q4 MD&A") for the fourth quarter and fiscal year ended December 31, 2019. The Company will host a conference call and live webcast to discuss the results at 8am PT (11am ET) today. Dial-in and login details are provided at the end of this news release.

"Equinox Gold achieved its growth objectives in 2019 and had a strong fourth quarter of production from both Aurizona and Mesquite, with lower costs and improved cash flows," said Christian Milau, Chief Executive Officer. "The strategic merger with Leagold Mining, which is expected to close next week, will significantly increase annual gold production and provide shareholders with exceptional leverage to gold from six producing gold mines, two development projects and two growth projects, all located in the Americas. The proposed merger has received excellent support from both shareholders and the market. We look forward to closing the merger and communicating our 2020 strategy to deliver value from the expanded portfolio of assets."

HIGHLIGHTS FOR THE FULL YEAR 2019

Operational and financial highlights

  Completed 3.3 million work hours in 2019 with two lost-time injuries across all of the Company's sites
  Achieved production guidance with total production of 201,018 ounces ("oz") of gold at mine all-in-sustaining costs ("AISC") of $931 per oz sold, which beat the AISC guidance range of $940 to $990 per oz(1)
    Aurizona achieved commercial production on July 1, 2019, producing 75,282 oz of gold at AISC of $928/oz
    Mesquite produced 125,736 oz of gold at AISC of $933/oz
  Sold 196,803 oz of gold, generating revenue of $281.7 million
  Mine cash costs of $809 per oz sold(1)
  Earnings from mine operations of $83.9 million
  Cash flow from operations of $59.7 million
  Adjusted EBITDA of $98.2 million(1,2)
  Adjusted net income of $38.3 million(1,2)
  Adjusted earnings per share ("EPS"), basic and diluted, of $0.34 and $0.29, respectively(1,2)
  Net loss of $20.3 million or $0.16 per share, which includes non-cash losses related to:
    Change in fair value of derivative liability of $38.2 million related to warrants with a C$ exercise price
    Early debt settlement of $14.1 million after refinancing project debt with a new revolving credit facility
  Cash and cash equivalents (unrestricted) of $67.7 million at year end
____________________________
[1] Cash cost/oz, AISC/oz, adjusted EBITDA, adjusted net income and adjusted EPS are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
[2] Primary adjustments were $38.2 million loss on change in fair value of warrants, $14.1 million loss on early settlement of debt and $5.0 million non-cash share-based compensation expense.

Corporate highlights

  Completed strategic $130 million investment by Mubadala Investment Company ("Mubadala")
  Arranged $130 million corporate revolving credit facility and repaid Sprott facilities
  Commenced trading on the NYSE-A under symbol "EQX"
    Completed a 5:1 share consolidation to achieve the NYSE-A listing
  Graduated from the TSX Venture Exchange to the Toronto Stock Exchange
  Announced at-market merger with Leagold Mining ("Leagold") to create a premier Americas gold producer
    Arranged refinancing package of $670 million to close concurrently with the merger

Development highlights

  Commenced Castle Mountain Phase 1 construction
  Initiated Castle Mountain Phase 2 feasibility study
  Drilled 6,735 metres on the Tatajuba target at Aurizona with a resource update targeted for H1 2020
  Advanced Aurizona underground studies with a preliminary economic assessment targeted for mid 2020
  Drilled 48,045 metres on mineralized waste material at Mesquite and stacked 13.1 million tonnes of economic mineralized material

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2019

Operational and financial highlights

  Produced 80,176 oz of gold, with 40,321 oz from Mesquite and 39,855 oz from Aurizona
  Sold 80,330 oz of gold, generating revenue of $119.0 million
  Mine cash costs of $759 per oz sold and AISC of $848 per oz sold
  Earnings from mine operations of $38.5 million
  Adjusted EBITDA of $47.9 million(3)
  Adjusted net income of $20.9 million(3)
  Adjusted EPS, basic and diluted, of $0.18 and $0.15, respectively
  Net loss of $8.5 million and $0.08 per share, which includes non-cash loss related to:
    Change in fair value of derivative liability of $26.8 million related to warrants with a C$ exercise price
____________________________
[3] Primary adjustments were $26.8 million loss on change in fair value of warrants and $2.0 million non-cash share-based compensation expense.

RECENT 2020 HIGHLIGHTS

  Merger with Leagold expected to close in the second week of March 2020
    Received shareholder approval for the merger on January 28, 2020
    Received Mexican Comisión Federal de Competencia Económica clearance decision on February 28, 2020
    Received conditional approval from the TSX and NYSE-A
  Castle Mountain construction approximately 50% complete and on schedule for Q3 2020 first gold pour
    Process pond and event pond excavation complete
    Leach pad earthworks complete
    Leach pad double liner system 35% complete
    Concrete works 65% complete
    Structural steel erection underway in the CIC plant, 25% complete
    Equipment manufacturing in progress and on schedule

OPERATING AND FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2019

		Three months ended		Year ended
Operating data	Unit	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Gold produced	oz	80,176	25,601	194,941	25,601
Gold produced pre-commercial
operation	oz	-	-	6,076	-
Gold sold	oz	80,330	24,384	196,803	24,384
Realized gold price	$/oz	1,482	1,237	1,431	1,237
Mine AISC per oz(1)	$/oz	848	886	931	886
Financial data
Revenue	M$	119.0	30.2	281.7	30.2
Earnings from mine operations	M$	38.5	6.9	83.9	6.9
Net loss from continuing operations	M$	(8.5)	(25.9)	(20.3)	(39.4)
Adjusted EBITDA	M$	47.9	0.9	98.2	(11.8)
Adjusted net income (loss)	M$	20.9	(4.2)	38.3	(20.0)
Balance sheet and cash flow data
Cash (unrestricted)	M$	67.7	60.8	67.7	60.8
Operating cash flow	M$	38.9	1.5	59.7	(23.0)

1.	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.

OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2019

Operating data	Unit	Mesquite	Aurizona
Ore mined	Kt	5,547	1,271
Waste mined	Kt	8,403	7,239
Strip ratio	w:o	1.52	5.69
Average gold grade stacked/processed	g/t	0.31	1.62
Gold produced	oz	40,321	39,855
Gold sold	oz	41,316	39,014

Financial data
Revenue	M$	61.2	57.8
Operating expenses	M$	34.8	26.2
Sustaining capital	M$	0.8	5.2

Unit analysis
Realized gold price	$/oz	1,481	1,482
Cash cost per ounce sold	$/oz	841	672
AISC per ounce sold	$/oz	881	814

2019 GUIDANCE COMPARISON

The Company achieved its 2019 production guidance of 200,000 to 235,000 oz of gold and beat its AISC per oz sold guidance of $940 to $990 per oz sold as outlined below:

	2019 Actuals		2019 Guidance
	Production (oz)	AISC ($ per oz)	Production (oz)	AISC ($ per oz)
Mesquite	125,736	933	125,000 - 145,000	930 - 980
Aurizona(1)	75,282	928	75,000 - 90,000	950 - 1,025
Total	201,018	931	200,000 – 235,000	940 - 990

1.	Aurizona production for the year ended December 31, 2019 includes 6,076 oz poured during construction and commissioning, prior to the July 1, 2019 start of commercial production.

The Company's capital expenditures were less than 2019 guidance, as outlined below:

Sustaining Capital Expenditures (millions)
			Actual	Guidance
Mesquite			$7.1	$8.0
Aurizona			13.7	21.0
Total			$20.8	$29.0

Non-sustaining Capital Expenditures (millions)
	Actual		Guidance
	Reserve expansion(1)	Construction(2)	Reserve expansion	Construction
Mesquite	$8.7	$-	$8.0	$-
Aurizona	1.0	46.1	2.0	37.6
Castle Mountain	-	21.0	-	28.0
Total	$9.7	$67.1	$10.0	$65.6

1.	Reserve expansion at Aurizona relates to exploration drilling at near-mine targets outside of the existing reserve boundary. Amounts are expensed on the consolidated statement of loss in the period.
2.	Aurizona costs does not include $11.3 million in recoverable tax credits recognized as a reduction to construction expenditures that are expected to be realized as cash savings over the next two years.

2020 OUTLOOK

On January 28, 2020, Equinox Gold and Leagold securityholders voted 99.9% and 99.7% in favour, respectively, of the previously announced at-market merger. The Supreme Court of British Columbia issued its final order approving the arrangement with Leagold on January 30, 2020, the Mexican Comisión Federal de Competencia Económica issued its clearance decision on February 28, 2020, and the Company has received conditional approval from the TSX and NYSE-A stock exchanges. Assuming other customary terms and conditions related to the transaction are met, the transaction and concurrent financing are expected to close in the second week of March 2020. Upon closing, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held and the combined entity will continue as Equinox Gold.

The merger will significantly expand Equinox Gold's asset portfolio. At completion, Equinox Gold will have six operating mines: Los Filos in Mexico, Mesquite in California, and Aurizona, Fazenda, RDM and Pilar in Brazil. The merger also enhanced Equinox Gold's growth profile, with two development projects: Castle Mountain Phase 1 in California and the Los Filos expansion in Mexico, and two growth projects: Castle Mountain Phase 2 and Santa Luz in Brazil. In addition, Equinox Gold intends to undertake exploration programs across the combined operations and is finalizing a preliminary economic assessment for the potential to develop an underground mine at Aurizona. Equinox Gold will provide 2020 guidance after completion of the merger.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2019 AND 2018

$ amounts in millions, except per share amounts	Three months ended December 31,		Year ended December 31,
	2019	2018(1)	2019	2018(1)
Revenue	$119.0	$30.2	$281.7	$30.2
Operating expenses	(61.0)	(19.0)	(159.2)	(19.0)
Depreciation and depletion	(19.4)	(4.2)	(38.6)	(4.2)
Earnings from mine operations	38.5	6.9	83.9	6.9
Exploration	(1.7)	(3.9)	(8.8)	(12.2)
General and administration	(9.9)	(6.7)	(20.0)	(16.5)
Asset impairment	-	(13.3)	-	(13.3)
Income (loss) from operations	26.9	(16.9)	55.1	(35.0)
Other income (expense)	(32.6)	(8.3)	(68.3)	(2.0)
Net loss before taxes	(5.7)	(25.2)	(13.2)	(37.1)
Tax expense	(2.8)	(0.6)	(7.1)	(2.3)
Net loss from continuing operations	(8.5)	(25.9)	(20.3)	(39.4)
Loss from discontinued operation	-	-	-	(27.5)
Net loss and comprehensive loss	(8.5)	(25.9)	(20.3)	(66.9)
Net loss per share from continuing operations
attributable to Equinox Gold shareholders, basic and diluted	(0.08)	(0.25)	(0.16)	(0.44)
Adjusted net income (loss)(2)	$20.9	$(4.2)	$38.3	$(20.0)

1.	Mesquite was acquired on October 30, 2018 and Aurizona commenced commercial production on July 1, 2019, hence prior period figures are not comparable.
2.	As a result of 42% share price appreciation during Q4 and 96% share price appreciation for full-year 2019, the Company recorded a non-cash loss related to the change in fair value of derivative liability for warrants with a Canadian dollar exercise price. Primary adjustments for Q4 were $26.8 million loss on change in fair value of warrants and $2.0 million non-cash share-based compensation expense. Primary adjustments for full-year 2019 were $38.2 million loss on change in fair value of warrants, $14.1 million loss on settlement of debt and $5.0 million non-cash share-based compensation expense.

Additional information regarding the Company's financial results, activities underway at Mesquite, Aurizona and Castle Mountain, expectations regarding the pending merger with Leagold, and the Company's long-term business strategy are available in the Company's 2019 audited consolidated Financial Statements and accompanying MD&A for the three months and year ended December 31, 2019, which are available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a live conference call and webcast March 2, 2020 commencing at 8am PT (11am ET), providing the opportunity for participants to ask questions of Equinox Gold's executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610 International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until June 2, 2020.

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. The Company is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of achieving production in 2020. On January 28, 2020, Equinox Gold shareholders approved a merger with Leagold Mining. The merger is expected to close in March 2020. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES & FORWARD-LOOKING STATEMENTS

Non-IFRS measures

This news release refers to cash costs, cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, adjusted EBITDA and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS"), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC per ounce sold

AISC per gold oz sold is a non-IFRS measure based on guidance announced by the World Gold Council ("WGC") in September 2013 and updated in November 2018. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Combined AISC does not include corporate G&A.

Technical information

James (Jim) Currie, P.Eng., Equinox Gold's Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold's EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

Forward-looking statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements. These statements appear in a number of places in this news release and include statements regarding the Company's intent, or the beliefs or current expectations of the Company's officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this news release, words such as "believe", "anticipate", "estimate", "project", "intend", "expect", "may", "will", "plan", "objective", "anticipated", "advancing", "start", "underway", "commence", "outlook", "budget", "schedule", "potential" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to the Company's future outlook and anticipated events, such as the Company's ability to successfully complete the merger with Leagold and achieve the synergies anticipated as part of the merger, the Company's ability to successfully operate Mesquite and Aurizona and achieve the annual production and costs estimated for Mesquite and Aurizona, exploration results at Mesquite and Aurizona and the Company's ability to expand the resource base and extend the mine life at Mesquite and Aurizona, the Company's ability to advance Castle Mountain to Phase 1 operations and achieve production, to complete a feasibility for Phase 2 operations, and to ultimately advance Castle Mountain to Phase 2 operations, the Company's belief that Castle Mountain Phase 1 construction is fully funded based on the Company's current financial situation and current gold prices, the Company's ability to achieve the results anticipated in the Castle Mountain prefeasibility study, conditions and risks associated with the corporate revolving credit facility, conditions and risks associated with the convertible notes, and statements regarding the Company's assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives as well as those risk factors identified in the Company's Annual Information Form dated December 31, 2018, the joint information circular for the proposed Leagold merger dated December 20, 2019, and in the year-end MD&A dated February 28, 2020, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Company has based these forward-looking statements largely on the Company's current expectations and projections about future events and financial trends affecting the financial condition of the Company's business.  These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company's actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, CEO, Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 02-MAR-20